

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2021

John James
Chief Executive Officer
Fusion Acquisition Corp.
667 Madison Avenue, 5th Floor
New York, NY 10065

  Re: Fusion Acquisition Corp.
    Amendment No. 2 to Registration Statement on Form S-4
    Filed June 29, 2021
    File No. 333-255936

Dear Mr. James:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4

Management's Discussion and Analysis of Financial Condition and Results of Operations of Fusion
Non-GAAP Measures, page 200

1. We note your supplementary response to bullet four of comment 11 in your letter dated July 9, 2021. The current disclosures in the footnotes on pages 201-203 only reference membership receivables for the "direct charge-offs" line item. However, your response indicates that these adjustments also exclude fee receivables related to Instacash tips and instant transfer fee. Please address the items below.
  • Revise to fully disclose and explain the composition of this line item, including quantification of all components for every period shown.

- Include a reconciliation to amounts shown on the face of the financial statements and / or in the receivables-related footnotes to the financial statements.
- Tell us and revise to disclose why you exclude the fee receivables related to Instacash tips and instant transfer fees and why it is characterized as a direct charge-off.

MoneyLion, Inc. Notes to Consolidated Financial Statements
1. Description of Business and Basis of Presentation (as Restated)
Basis of Presentation, page F-65

2. We note your initial and supplemental response to comment 9 stating that MoneyLion's subsidiary ML Capital III LLC has the contractual right to suspend redemptions if MoneyLion determines such suspension is in the best interest of the IIA. Accordingly, it appears that the ability to suspend redemptions is dependent on particular facts and circumstances that are not entirely within the control of the Company, considering that the condition and rights are based on the best interest of IIA and not the Company. Please provide us with additional clarity explaining why you believe it is entirely within the control of the Company.

3. We note your response to comment 9 and revised disclosures included on page F-65. Please address the items below.
   - Revise your interim footnote disclosures to quantify redemptions during those quarterly periods, similar to the change you made on page F-65.
   - Revise your annual and interim footnotes to disclose ML Capital III's contractual ability to delay and suspend redemption rights at their discretion.

4. We note your disclosures on page F-65 stating that redemptions were $17.6 million and $13.1 million for the years ended December 31, 2020 and 2019, respectively. Please help us to reconcile these amounts to the redemptions by noncontrolling interests of $6.9 million and $4.9 million for the years ended December 31, 2020 and 2019, respectively, disclosed on pages F-63 and F-64.

4. Receivables, Allowance for Losses on Receivables and Credit Quality Information, page F-77

5. We note your initial and supplementary responses to comment 11, as well as related disclosures in interim footnote number 3 and annual footnote number 4. The Company appears to have policies in place that do not follow U.S. GAAP. We do not see in your responses an accounting analysis that supports this approach under GAAP or a citation of authoritative literature that gives a basis to scope out your population based on materiality. We do not believe it is appropriate to use policies that do not follow U.S. GAAP. Please revise as appropriate. In addition, please address the items below.
   - Provide a full materiality assessment for this change that includes presentation of the impact on all affected line items (such as net income) through all financial statement periods. In addition, it should be clear on how you factored and considered gross amounts of charge-offs and recoveries in the calculation of allowance and provision error estimates.

- Quantify and disclose the gross amount of charge-offs and recoveries related to membership receivables for each period presented.
- Tell us whether the provision for loss on receivables is presented net of recoveries and provide us with your accounting analysis, with specific references to GAAP, supporting the Company's conclusion.

6. In addition to the above regarding your responses to comment 11, please address the items below.
   - Explain to us why accrued interest receivables are considered a separate category from the principal finance receivables.
   - Revise your annual and interim disclosures to provide separate allowance roll-forwards, including for the period ended March 31, 2020, for each receivable category.

7. We also note your discussion of accrued interest receivables in your supplementary response to comment 11 stating that it is primarily derived from fee receivables on Instacash tips and instant transfer fees. Please address the items below.
   - Enhance your disclosures to include a clear and complete definition of accrued interest receivables.
   - Clarify for us in your response and in your disclosures whether "accrued interest receivables" relates to accrued interest amounts or to actual receivables for tips, transfer fees, and other items.
   - If this represents interest amounts for Instacash tips and instant transfer fees, please explain how interest is accrued on such items. If Instacash tips and instant transfer fees are not interest-related, explain to us why they are characterized as accrued interest.
   - Revise your disclosures to provide a breakout in tabular form showing and quantifying the components of "accrued interest receivables" for each period in the filing.

8. We note your initial and supplementary responses to comment 13 and are reissuing our comment in part. Please address the items below.
   - Revise to include delinquency detail for membership receivables in your interim footnotes for the quarterly period ended March 31, 2021.
   - We note your response stating that you have a specific component for your allowance; however, the response does not address whether the Company has a general component. Tell us whether you have a general component to your allowance for loan losses and if so, explain your policy for the general component. To the extent that you note compliance with U.S. GAAP, please provide specific references to authoritative literature.
   - Revise your disclosures to state whether you have general and specific components for your allowance for loan losses and quantify portions of your allowance and provision relating to each component.

9. We note your changes and trends in charge-offs and recoveries, as presented in the tables

on pages F-51 and F-78. We also note your policies to charge-off finance receivables and membership receivables when they are 90 days past due. Please address the items below.

- Provide us the basis for your determination that collection was not probable after 90 days past due and how your policy compares to that of your peers.
- Tell us if you continue to pursue collection after charge-off. If so, tell us the gross and cumulative amount of outstanding receivables that have been charged off at the end of each period, for which the Company continues to pursue collection.
- Provide us with a quantitative analysis of the historical collection percentages of overdue and charged-off receivables.
- Provide us with illustrative journal entries showing the provisioning, charge-off and recovery process for your finance receivables, including dates and timing. Tell us how they differ, if at all, from the illustrative journal entries for the membership receivables explained in your response to comment 15 of your letter dated June 8, 2021. If there are differences intra-month and end-of-month, such as end-of-month adjustments, ensure that your journal entries reflect these differences. If needed or appropriate, include an accompanying narrative to explain your process and considerations.

10. We note your supplementary response to comment 13 stating that when assessing provision for loss on receivables, MoneyLion takes into account the composition of the outstanding finance receivables, charge-off rates to date and the forecasted life of the loss rate. We also note that some of the changes in charge-off rates are due to changes in product mix from unsecured personal loans to secured loans and Instacash. Please address the following:

- Considering the significant amount of charge-offs as a percentage of loans and outstanding receivables, tell us why you believe a 13.2%, 13.3% and 14.0% allowance as a percentage of total receivables is reasonable as of March 31, 2021, December 31, 2020 and December 31, 2019.
- Revise your disclosures to quantify the balance of unsecured vs. secured personal loans at each balance sheet date. In addition, include a description of the assets securing the secured loans and processes used to monitor those assets.
- Provide us with the specific authoritative guidance supporting your "forecasted life of the loss rate" methodology. In addition, tell us how you estimate the forecasted life of the loss rate, including any significant assumptions.

You may contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance